Morgan Stanley Finance LLC Structured Investments	Free Writing Prospectus to Preliminary Terms No. 1,865 Registration Statement Nos. 333-221595; 333-221595-01 Dated April 24, 2019 Filed pursuant to Rule 433

Buffered Participation Securities Based on the Value of the S&P 500® Index due May 31, 2024

Principal at Risk Securities

This document provides a summary of the terms of the Buffered Securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision. Investing in the Buffered Securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Maturity date:	May 31, 2024
Underlying index:	S&P 500® Index. For more information about the underlying index, including historical performance information, see the accompanying preliminary terms.
Upside payment:	$1,000 × index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	The index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	May 28, 2024, subject to postponement for non-index business days and certain market disruption events
Buffer amount:	At least 26%. The actual buffer amount will be determined on the pricing date.
Minimum payment at maturity:	At least $260 per Buffered Security (at least 26% of the stated principal amount). The actual minimum payment at maturity will be determined on the pricing date.
Index performance factor:	Final index value divided by the initial index value
Stated principal amount:	$1,000 per Buffered Security
Pricing date:	May 28, 2019
Original issue date:	May 31, 2019 (3 business days after the pricing date)
CUSIP/ISIN:	61768D6X8 / US61768D6X81
Estimated value on the pricing date:	Approximately $948.30 per Buffered Security, or within $30.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

You should access the preliminary terms through the below link: https://www.sec.gov/Archives/edgar/data/895421/000095010319005042/dp105427_fwp-ps1865.htm

Payment at Maturity per Buffered Security

Hypothetical Payout on the Buffered Securities

The payoff diagram below illustrates the payment at maturity on the Buffered Securities, assuming a hypothetical buffer amount of 26%.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	Buffered Securities do not pay interest and provide a minimum payment at maturity of only at least 26% of your principal.

•	The market price of the Buffered Securities will be influenced by many unpredictable factors.

•	The Buffered Securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Buffered Securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The amount payable on the Buffered Securities is not linked to the value of the underlying index at any time other than the valuation date.

•	Investing in the Buffered Securities is not equivalent to investing in the underlying index.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Buffered Securities in the original issue price reduce the economic terms of the Buffered Securities, cause the estimated value of the Buffered Securities to be less than the original issue price and will adversely affect secondary market prices.

•	Adjustments to the underlying index could adversely affect the value of the Buffered Securities.

•	The estimated value of the Buffered Securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	The Buffered Securities will not be listed on any securities exchange and secondary trading may be limited.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the Buffered Securities.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the Buffered Securities.

•	The U.S. federal income tax consequences of an investment in the Buffered Securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Buffered Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the Buffered Securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the Buffered Securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.